

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 6, 2023

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

> **Re: Marblegate Capital Corp**
> **Amendment No. 2 to Draft Registration Statement on Form S-4**
> **Submitted September11, 2023**
> **CIK No. 0001965052**

Dear Andrew Milgram:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-4

General

1. Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses related to your application of ASC 946 and may have further comments.

2. Please refer to comment 1 of our letter dated March 13, 2023, which requested that you identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are "investment securities" for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company's total assets that are "investment securities." It does not appear that the response addressed this portion of the comment. Regardless of whether the Company believes it can rely on one of the exceptions outlined in the response to Comment 1, please provide the requested information. In addition, please provide the Company Act analysis requested in Comment

1 for the DePalma Companies and MAC after giving effect to the Business Combination.

3.   In this regard, please explain the relationship between New MAC and MAC and New MAC and the DePalma Companies after giving effect to the Business Combination.

4.   We note the statement on page 122 that the reasons for the MAC board's approval of the business combination included "plans and forecasts." With a view to disclosure advise us of the nature of the plans and forecasts and why they are not disclosed in the filing.

Summary, page 26

5.   We note your response to comment 5. Please revise to reconcile the statement on page 27 that the DePalma Companies have become the registered owner of over 75 medallions with the statement that 516 Registered Medallions are owned by "the mini-LLCs i.e., that in turn are wholly owned by DePalma Acquisition II LL." In this regard, please revise references to DePalma and the DePalma Companies where appropriate to indicate whether you mean both DePalma I and DePalma II or just one or the other.

Risk Factors, page 56

6.   We note your response to comment 7 and the revised subheading, which now refers to potential risks associated with "periods of sharply rising interest rates." We also note the revised disclosure under "Changes in Interest Rates" on page 191. Given the actual increase in interest rates over the last 18 months, please revise here, Management's Discussion and Analysis or where appropriate to clarify in quantitative and qualitative terms the extent to which you have experienced a significant impact in your interest income, gross interest rate spread or inability to pass on increased interest costs to the borrower.

7.   We note your response to comment 8 and revised disclosure on page 92 that MAC's Sponsor, directors, officers, advisors or any of their respective affiliates may purchase Public Shares. Please revise to clarify the purpose of such purchases and, if true, that purchases will be at a price no higher than the price offered through the SPAC redemption process and that any SPAC securities purchased by the SPAC sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the business transaction. We refer you to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

There can be no assurance that the New MAC Common Stock will be approved for listing on Nasdaq following the Closing, page 84

8.   We note your disclosure that New MAC could face significant material adverse consequences if Nasdaq delists its securities from trading on its exchange. We also note that you removed the risk factor regarding the various notices you received from the Listing Qualifications Department of Nasdaq, and that you added disclosure on page 222 indicating that you received approval to transfer the listing of your units, public shares and

warrants from The Nasdaq Global Market to The Nasdaq Capital Market. If material please provide risk factor or other disclosure to clarify the reasons for the change in Nasdaq market tier, how the listing requirements for each differ, and ongoing risks associated with maintaining Nasdaq compliance.

Our Market, page 174

9.   Please refer to comment 24. Please tell us in detail and revise to provide additional background information regarding public medallion auctions. For example, describe which entity runs the auction, the TLC's role, if any, in the auction, how and where the auction prices are publicly disclosed, how often public auctions have occurred in the past, etc.

10.   Please tell us in detail and revise to disclose why you exclude estate sales and foreclosures in the table detailing sale information of NYC taxi medallions.

11.   Please update the table detailing sale information of NYC tax medallions for 2023.

Loan Portfolio - Non-MRP+ Loans, page 179

12.   Please refer to comment 16. Please revise to quantify the amount of Non-MRP+ loans that have participated or are participating in the MRP program and clarify the impact of this on your historical and future financial results.

Owned Medallions - Fleet and Leasing, page 179

13.   We note your response to comment 18 and reissue in part. It is unclear why you believe the joint venture agreement with terms regarding exclusivity and a target of leasing 85% of your Owned Medallions to the joint venture constitutes an ordinary course agreement. Please revise to provide complete disclosure of the material terms and file the OSA as an exhibit.

Management's Discussion and Analysis of Financial Condition and Results of Operations of DePalma, page 187

14.   Please revise to discuss your financial condition and material changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K. Please also refer to SEC Release No. 33-8350 for guidance.

Net realized (loss) gain from investments, page 196

15.   Please refer to comment 21. Please tell us in detail and revise to provide additional information related to the recognition, measurement and classification of $40.5 million of realized losses due to the write off of principal from the launch of the MRP+ program. For example, clarify why principal was written off at the launch, if a realized loss was recognized on every loan that participated in the MRP+ program, how the realized loss was measured, etc. Also, explain why the loss is considered realized as opposed to

unrealized and ensure your accounting policy disclosure clearly describes your policies for determining when an amount is classified as realized related to your loans.

16. Please refer to comment 30. Please provide us an example of the calculation of the realized gain or loss and the journal entry recorded related to the typical facts and circumstances for a:

- Restructuring prior to the implementation of the MRP+ program in which you do not take possession of the medallion collateral,
- Restructuring prior to the implementation of the MRP+ program in which you take possession of the medallion collateral, and
- Restructuring under the MRP+ program.

Please provide appropriate detail and commentary to allow us to understand the key facts and amounts before and after the restructuring. Additionally, please provide us an estimate of the amount of loans restructured or realized gains/losses recognized under each scenario.

Fair Value Measurements, page 206

17. Please refer to comments 22 and 29. We note your disclosure on page 175 in note (2) that MRP+ Loans at June 30, 2023 includes estimates of loans that would be restructured through the MRP+ program and additional detail regarding this estimate at December 31, 2021 on page 196. Please address the following:

- Please revise MD&A or the Business section to disclose the unpaid principal balance classified as MRP+ program with fair value measured using the income approach that is not actually participating in the MRP+ program at each period end presented.
- Please tell us how you considered if this input was a characteristic of the asset and consistent with the unit of account. Refer to ASC 820-10-35-36B for guidance.
- Please revise to disclose this as an unobservable input and disclose the information required by ASC 820-10-50 or tell us why this input is not considered a significant unobservable input.

18. We note your disclosure on page 208 that the fair value of a New York City medallion encompasses a variety of data, including the amount per medallion backstopped by New York City. Please tell us in detail and revise to disclose the value that is backstopped by New York City, how you determined this and if you believe this is relevant information subsequent to the end of the MRP+ program.

19. Please refer to comment 37. Noting that the objective of a fair value measurement under ASC 820 is to estimate the price at which an orderly transaction to sell the asset would take place between market participants at the measurement date under current market conditions, please address the following related to your fair value measurement of NYC taxi medallions at June 30, 2023:

- Please tell us how you considered whether <u>any</u> recent sales reported by the TLC represent orderly transactions between market participants and are reflective of current market conditions at the measurement date and whether this information should be ascribed a larger weighting in your fair value measurement.

- Please tell us why you believe your pre-COVID-19 pandemic bulk purchases provide relevant information about current market conditions at June 30, 2023, and should be ascribed a larger weighting in your fair value measurement.

20. Please refer to comment 32. We note your statement in your response that the fair value allocated to each individual non-MRP+ loan is the discounted collateral value if outstanding principal balance is greater than collateral value. We also note that the principal value of each individual loan detailed on the schedule on page F-59 was greater than fair value at December 31, 2022, indicating that the loans were undercollateralized. Please provide us a summary of the fair value measurement at December 31, 2022, for the following loans explaining the key inputs and explaining the basis for the differences in fair value of each loan:

- 100436633 – $997,500
- 100436227 – $831,250
- 100361628 – $738,055
- 100361613 – $727,521
- 100361619 – $485,014
- 100361662 – $498,750

Certain Relationships and Related Person Transactions, page 226

21. We note your response to prior comment 39 and revised disclosure on page 228. We also note the statement that there are no fees specifically allocated to any investment in the portfolio and that "DePalma Companies currently do not pay MAM any fees." Please reconcile with the statement on pages 36 and 78 that "MAM and its affiliates indirectly receive fees from, and have a financial indirect interest in, the DePalma Companies." Is there a percentage of assets or revenues or other metric with which an approximate amount of fees associated with the DePalma Companies can be quantified?
Please disclose here the arrangement with the Manager to provide compensation to named executive officers consistent with your disclosure on page 184.

22. Additionally, please revise the Summary to provide clearer and more prominent disclosure of the related party nature of the business combination transaction. In this regard, we note the statement on page 119 regarding "proper protocols" being put in place with respect to related party transactions in connection with the initial business combination. Please also revise the graphic on page 33 to reflect the related party nature of the business combination.

Note 2. Summary of Significant Accounting Policies, page F-63

23.   Please refer to comment 23. Please revise the summary of significant accounting policies for both DePalma I and II to disclose that as gains and losses on investments are realized, previously recognized unrealized gains and losses are reversed in the period of derecognition.

Note 5. Related Party Transactions, page F-71

24.   We note your disclosure that DePalma II and DePalma I have the same ownership and that DePalma II was established to hold medallion assets that may produce effectively connected income due to some Member sensitivities around effectively connected income. Please tell us in detail and revise to disclose how this structure addresses some Member sensitivities if both entities are owned by the same Members.

Note 4 Septuagint , page F-111

25.   Please refer to comment 50. You disclose on page F-112 that DePalma II concluded that Medallion payments would not be collectible at inception through June 30, 2023 and, as such, the Medallions <u>are not considered a revenue contract under ASC 606</u> from inception through June 30, 2023. These accounting determinations do not appear to be consistent with the conclusions in your response to comment 50 that "DePalma II's management has concluded that the medallions leased to Septuagint under the medallion owner lease agreements <u>meet the criteria to be considered a contract within the scope of ASC 606</u>, regardless of whether it was probable that DePalma II would collect substantially all of the consideration to which DePalma II would be entitled." Please clarify for us whether you believe the medallion contract meets the definition of a contract with a customer that is within the scope of ASC 606 considering the guidance in ASC 606-10-25-1.e and ensure your disclosure is accurate. If you believe the medallion contract meets the definition of a contract with a customer, please tell us how you met the criteria in ASC 606-10-25-1.e.

26.   Noting the qualitative materiality of Septuagint, please revise to disclose summarized information of its assets, liabilities and results of operations for the same financial statement periods presented for DePalma II as required by ASC 825-10-50-29. Additionally, please tell us how you considered Rule 3-09 of Regulation S-X related to your investment in Septuagint and provide us with your significance test calculations.

Lease Agreements, page F-112

27.   Please refer to comment 47. If true, please revise your disclosure to more clearly state that you combine the Guaranty Agreements and the Lease Agreements as one unit of account.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance